UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, December 2022

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 25, 2022, Mr. Mingxiang He (“Mr. He”) resigned from his positions as a director and the Chief Marketing Officer of E-Home Household Services Holdings Limited (the “Company”), effectively immediately. Mr. He’s resignation was due to personal reasons and not because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On December 15, 2022, the Board of Directors of the Company appointed Ms. Chunming Xie (“Ms. Xie”) as a director of the Company.

Ms. Xie, 27, has severed as a securities affairs representative of the Company since May 2021. Before joining the Company, Ms. Xie was the operating manager of Shanghai Xinggong Technology Co., Ltd from June 2018 to April 2021. Prior to that, she graduated from Shanghai University of Political Science and Law in June 2018 with a Bachelor of Laws degree.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2022	E-Home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

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